04019938

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AUG 0 3 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 17th Street, Suite 3600
(No. and Street)

Denver, Colorado 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Bunch 303-592-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES T. BUNCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREEN MANNING & BUNCH, LTD., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-President

Title

Notary Public

KAREN B. PETERSON NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 06/02/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Manning & Bunch, Ltd.

Financial Statements
and Supplemental Schedules
for the Year Ended December 31, 2003
and Independent Auditors' Report and
Supplemental Report on Internal Control

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the following financial statements of Green Manning & Bunch, Ltd. (the Company) for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Green Manning & Bunch, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Green Manning & Bunch, Ltd., as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2004

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 486,638
Accounts receivable—trade (net of allowance for doubtful accounts of $11,963)	110,539
Accounts receivable from related party	113,295
Other current assets	52,060
Total current assets	762,532
Property and equipment (net of accumulated depreciation of $451,855)	218,260
Customer list (net of accumulated amortization of $158,532)	134,142
Note receivable	50,000
TOTAL	$ 1,164,934

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable to related party	$ 114,941
Other liabilities	227,617
Total liabilities	342,558
COMMITMENTS AND CONTINGENCIES (Note 5)	
PARTNERS' CAPITAL:	
Partnership interests	2,437,362
Accumulated deficit	(1,614,986)
Total partners' capital	822,376
TOTAL	$ 1,164,934

See notes to financial statements.

GREEN MANNING & BUNCH, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Project	$ 1,370,492
Investment and other income	16,822
Total revenue	1,387,314
EXPENSES:	
Project services related expense	2,194,460
General and administrative	963,693
Depreciation and amortization	162,809
Total expenses	3,320,962
NET LOSS	$ (1,933,648)

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2003

	Partnership Interests	Retained Earnings (Accumulated Deficit)	Total Partners' Capital
Balances at January 1, 2003	$ 893,998	$ 318,662	$ 1,212,660
Contributions	1,543,364		1,543,364
Net loss		(1,933,648)	(1,933,648)
Balances at December 31, 2003	$2,437,362	$(1,614,986)	$ 822,376

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,933,648)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	162,809
Bad debt expense	85,657
Changes in operating assets and liabilities:	
Accounts receivable	114,997
Accounts payable	24,768
Other assets	37,817
Other liabilities	(493,420)
Net cash used in operating activities	(2,001,020)
CASH FLOWS FROM INVESTING ACTIVITIES—Additions to property and equipment	(123,857)
CASH FLOWS FROM FINANCING ACTIVITIES—Partnership contributions	1,543,364
NET DECREASE IN CASH AND CASH EQUIVALENTS	(581,513)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,068,151
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 486,638

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Green Manning & Bunch, Ltd. (the Company) was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and under Colorado and Arizona law. The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services. The Company has two locations, one in Denver and one in Arizona.

On July 10, 2001, the Company was acquired by CoBiz Inc. and is a wholly owned subsidiary of CoBiz GMB Inc., a wholly-owned subsidiary of CoBiz Inc.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz Inc.'s level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. As of December 31, 2003, property and equipment consists of the following:

Furniture and fixtures	$ 302,021
Computer hardware	227,784
Computer software	90,594
Leasehold improvements	49,716
	670,115
Accumulated depreciation	(451,855)
Total property and equipment	$ 218,260

Project Revenue—Project revenues include non-refundable retainer fees which are recognized over the expected term of the engagement and success fees which are recognized when the transaction is completed and revenue is reasonably determinable.

Income Taxes—The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners.

Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the time of purchase.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates

and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $144,080, which was $121,243 in excess of its required net capital of $22,837. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1 at December 31, 2003.

3. ACQUISITION

On November 9, 2001, the Company acquired certain assets from UniRock Management Company, LLC (UniRock) in exchange for $300,000. The purchase price was funded by a capital contribution from CoBiz Inc. UniRock is engaged in the business of providing merger and acquisition and related advisory services. The acquisition was accounted for in accordance with the purchase method of accounting and, accordingly assets acquired, primarily a customer list, have been recorded at their fair values. The customer list is being amortized using the straight-line method over four years. The Company reviews such asset for impairment at least annually. No impairment existed as of December 31, 2003.

4. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, accounting and internal audit services are provided through CoBiz Inc. For the year ended December 31, 2003, the Company paid CoBiz Inc. $142,589 for such services. The Company also leases its Arizona office space through a month-to-month agreement with Arizona Business Bank, a wholly owned subsidiary of CoBiz Inc. (see Note 5). As of December 31, 2003, $114,941 is payable to CoBiz Inc. with $62,544 related to employee payments to the CoBiz Inc. Employee Stock Purchase Plan.

The partners of the Company established GMB Equity Partners I, L.P. (GMB Equity) on December 3, 2001. GMB Equity was formed to seek income and gain through the acquisition, holding and distribution or other disposition of investments, principally private equity securities, in companies that are both clients of the Company and those that are owned in whole or in part by other private equity firms or institutional investors. The Company paid certain expenses on behalf of GMB Equity throughout the year. As of December 31, 2003, the Company had a receivable from GMB Equity for $8,119.

During 2003, the Company was engaged to perform valuation services for an entity owned by a member of the Board of Directors of CoBiz Inc. A fee of $75,000 for the valuation services was recognized in 2003 and is included in Project Revenue and Accounts Receivable from Related Party.

Employee Profit Sharing Trust—The Company participates in CoBiz Inc.'s defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to expense for 2003 were $80,806.

Employee Stock Purchase Plan—The Company participates in CoBiz Inc.'s employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz Inc. common stock at a discount. In addition, the Company may make

a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2003, 4,871 shares of CoBiz Inc. stock were issued to employees of GMB.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments—The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease payments at December 31, 2003, are approximately as follows:

2004	$149,868
2005	149,868
2006	149,868
2007	149,868
2008	153,337
Thereafter	179,703
Total	$932,512

Certain leases contain renewal options and escalation clauses. Rent expense for 2003 was $156,563, which includes $4,992 of related party rent expense discussed in Note 4.

* * * * *

SUPPLEMENTAL SCHEDULES

GREEN MANNING & BUNCH, LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS' CAPITAL		$ 822,376
NONALLOWABLE ASSETS:		
Accounts receivable, note receivable and other current assets	325,894	
Property and equipment	218,260	
Customer list	134,142	678,296
NET CAPITAL		$ 144,080
Minimum capital required:		
Greater of 6-2/3% of aggregate indebtedness of $342,558 or $5,000 minimum for a broker or dealer who does not carry customer accounts		$ 22,837
CAPITAL IN EXCESS OF REQUIREMENT		$ 121,243
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.38 to 1

The Company filed an unaudited Form X-17A-5 Part IIA filing as of December 31, 2003 on January 27, 2004, and no material differences exist between the capital computation therein and above.

GREEN MANNING & BUNCH, LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 13, 2004

Green Manning & Bunch, Ltd.
370 Seventeenth Street
Suite 3600
Denver, Colorado 80202

Dear Sirs:

In planning and performing our audit of the financial statements of Green Manning & Bunch, Ltd. (the "Company") for the year ended December 31, 2003, (on which we issued our report dated February 13, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the securities division of the states in which the Company is registered and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP